Exhibit 99.1

Yandex Announces First Quarter 2018 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, April 25, 2018 -- Yandex (NASDAQ: YNDX), one of Europe's largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the first quarter ended March 31, 2018.

Q1 2018 Financial Highlights(1)(2)

•	Revenues of RUB 26.6 billion ($464.0 million), up 29% compared with Q1 2017
•	Net income of RUB 1.9 billion ($32.3 million), up 126% compared with Q1 2017; net income margin of 7.0%
•	Adjusted net income of RUB 4.0 billion ($70.0 million), up 7% compared with Q1 2017; adjusted net income margin of 15.1%
•	Adjusted EBITDA of RUB 7.7 billion ($134.5 million), up 12% compared with Q1 2017; adjusted EBITDA margin of 29%
•

Cash, cash equivalents and term deposits of RUB 95.2 billion ($1,662.2 million) as of March 31, 2018, including cash, cash equivalents and term deposits of Yandex.Taxi in total amount of 26.2 billion ($457.5 million)

Q1 2018 Operational and Corporate Highlights

•	Share of Russian search market, including mobile, averaged 56.5% in Q1 2018, up from 54.7% in Q1 2017 and flat compared with 56.5% in Q4 2017, according to Yandex.Radar
•	Search share on Android in Russia was 46.3% in Q1 2018, up from 45.0% in Q4 2017 and 38.0% in Q1 2017
•	Search queries in Russia grew 10% compared with Q1 2017
•	Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 7% compared with Q1 2017
•	Average cost per click grew 8% compared with Q1 2017
•	Number of rides in the Taxi segment grew 222% year-on-year compared with Q1 2017; this includes Uber rides since February 7, 2018
•	On February 7, 2018, Yandex completed the combination of Yandex.Taxi and Uber in Russia and neighbouring countries
•	Yandex created Media Services (KinoPoisk, Yandex.Music, Yandex.Afisha and Yandex.TV program) business unit
•	Yandex launched Yandex.Drive, a car sharing service

“2018 got off to a fast start with 29% year-over-year revenue growth,” said Arkady Volozh, Chief Executive Officer of Yandex. “Our investments are bearing fruit. Taxi, Classifieds and Media Services, our newest business unit, as well as our Experiments were key to accelerating revenue growth. Our business units and experiments, in aggregate, contributed over 20% of total revenues in the quarter.”

“The pace of innovation and new product launches continues,” said Greg Abovsky, Chief Operating Officer and Chief Financial Officer of Yandex. “We unveiled exciting new products this quarter, including Yandex.Drive, a by-the-minute car rental service, and Yandex.Cloud, our virtual cloud computing infrastructure,  which is now in technical preview.”

The following table provides a summary of our key consolidated financial results for the three months ended March 31, 2017 and 2018:

In RUB millions	Three months ended March 31,
	2017	2018	Change
Revenues	20,652	26,573	29%
Ex-TAC revenues[2]	16,717	22,256	33%
Income from operations	3,375	3,159	-6%
Adjusted EBITDA[2]	6,874	7,704	12%
Net income	819	1,851	126%
Adjusted net income[2]	3,749	4,009	7%

(1)

Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 57.2649 to $1.00, the official exchange rate quoted as of March 31, 2018 by the Central Bank of the Russian Federation.

(2)

The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

Consolidated revenues breakdown

In RUB millions	Three months ended March 31,
	2017	2018	Change
Online advertising revenues:
Yandex properties	14,356	17,475	22%
Advertising network	5,159	5,365	4%
Total online advertising revenues	19,515	22,840	17%
Other	1,137	3,733	228%
Total revenues	20,652	26,573	29%

Online advertising revenues grew 17% in Q1 2018 compared with Q1 2017 and generated 86% of total revenues. Online advertising revenues include revenues derived from performance and brand advertising on Yandex properties and in our advertising network.

Online advertising revenues from Yandex properties increased 22% in Q1 2018 compared with Q1 2017 and accounted for 66% of total revenues.

Online advertising revenues from our advertising network increased 4% in Q1 2018 compared with Q1 2017 and accounted for 20% of total revenues.

Other revenues grew 228% in Q1 2018 compared with Q1 2017, and amounted to 14% of total revenues. The growth was mainly driven by increase in Yandex.Taxi revenues.

Segment revenues

In RUB millions	Three months ended March 31,
	2017	2018	Change
Revenues:
Search and Portal	18,671	22,285	19%
E-commerce	1,295	1,255	-3%
Taxi	778	3,116	301%
Classifieds	367	706	92%
Media Services	244	421	73%
Experiments	66	182	176%
Eliminations	(769)	(1,392)	81%
Total revenues	20,652	26,573	29%

In Q1 2018 we introduced the following changes to our segments structure:

Search and Portal segment (including Geolocation Services) offers a broad range of services in Russia, Belarus and Kazakhstan (and, for periods prior to the imposition of sanctions on Yandex by the government of Ukraine in May 2017, all our services offered in Ukraine), other than those described below. Since Q1 2018 our Search and Portal segment also includes Search and Portal in Turkey and Yandex Launcher, previously reported in Experiments and Yandex.Travel, previously reported in Classifieds.

E-commerce segment includes our Yandex.Market service;

Taxi segment includes our Taxi business (including Yandex.Taxi and Uber in Russia and neighboring countries) and Food Delivery business (including Yandex.EATs and UberEATs);

Classifieds segment includes Auto.ru, Yandex.Realty and Yandex.Jobs;

Media Services segment includes KinoPoisk, Yandex.Music, Yandex.Afisha and Yandex.TV program; Media Services were broken out from Experiments and now constitute a separate business unit;

Experiments segment includes Zen, Yandex.Cloud, Yandex.Health, Yandex.Drive and Yandex Data Factory. Yandex.Cloud and Yandex.Health initiatives previously were a part of our Search and Portal segment. Yandex.Drive is our car sharing service, launched in February 2018.

Eliminations represent the elimination of transactions between the reportable segments, primarily related to advertising.

Prior periods were restated to conform to the current year presentation.

Consolidated Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A) and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q1 2018 Yandex's headcount increased by 689 full-time employees. The total number of full-time employees was 8,134 as of March 31, 2018, up by 9% compared with December 31, 2017, and up 25% from March 31, 2017.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended March 31,
	2017	2018	Change
TAC:
Related to the Yandex advertising network	2,896	3,168	9%
Related to distribution partners	1,039	1,149	11%
Total TAC	3,935	4,317	10%
Total TAC as a % of total revenues	19.1%	16.2%
Other cost of revenues	1,413	2,395	69%
Other cost of revenues as a % of revenues	6.8%	9.0%
Total cost of revenues	5,348	6,712	26%
Total cost of revenues as a % of revenues	25.9%	25.3%

TAC grew 10% in Q1 2018 compared with Q1 2017 and represented 16.2% of total revenues, 290 basis points lower than in Q1 2017 and 100 basis points lower compared with Q4 2017 due to revenue mix effect.

Other cost of revenues in Q1 2018 increased 69% compared with Q1 2017, mainly due to an increase of Taxi related outsourced costs and services provided to Taxi corporate clients, for which revenue and related costs are recorded on a gross basis.

Product development

In RUB millions	Three months ended March 31,
	2017	2018	Change
Product development	4,518	5,803	28%
As a % of revenues	21.9%	21.8%

Product development expenses grew in line with revenues, driven by new hires, salary increases as well as growth of the share-based compensation in Q1 2018.

Sales, general and administrative (SG&A)

In RUB millions	Three months ended March 31,
	2017	2018	Change
Sales, general and administrative	4,948	8,009	62%
As a % of revenues	24.0%	30.1%

SG&A expenses grew 62% in Q1 2018 compared to Q1 2017. The growth was mainly driven by our continuing investments in advertising and marketing to support our business units and by the growth of personnel costs due to new hires.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

In RUB millions	Three months ended March 31,
	2017	2018	Change
SBC expense included in cost of revenues	42	36	-14%
SBC expense included in product development	576	1,146	99%
SBC expense included in SG&A	340	451	33%
Total SBC expense	958	1,633	70%
As a % of revenues	4.6%	6.1%

Total SBC expense increased 70% in Q1 2018 compared with Q1 2017. The acceleration of growth rates of our total SBC expense is primarily related to new equity-based grants made in 2017 and early 2018.

Depreciation and amortization (D&A) expense

In RUB millions	Three months ended March 31,
	2017	2018	Change
Depreciation and amortization	2,463	2,890	17%
As a % of revenues	11.9%	10.9%

D&A expense increased 17% in Q1 2018 compared with Q1 2017. D&A expense growth rate primarily reflects our investments in servers and data center equipment connected with the launch of our new data center in Vladimir, Russia, in 2017.

Income from operations

In RUB millions	Three months ended March 31,
	2017	2018	Change
Income from operations	3,375	3,159	-6%

Income from operations decreased 6% in Q1 2018 compared with Q1 2017.

Adjusted EBITDA

Consolidated adjusted EBITDA

In RUB millions	Three months ended March 31,
	2017	2018	Change
Adjusted EBITDA	6,874	7,704	12%

Adjusted EBITDA increased 12% in Q1 2018 compared with Q1 2017.

Adjusted EBITDA by segments

In RUB millions	Three months ended March 31,
	2017	2018	Change
Adjusted EBITDA:
Search and Portal	7,901	10,367	31%
E-commerce	560	(162)	-129%
Taxi	(1,245)	(1,712)	38%
Classifieds	3	(287)	n/m
Media Services	(150)	(97)	-35%
Experiments	(195)	(405)	108%
Total adjusted EBITDA	6,874	7,704	12%

Adjusted EBITDA of Taxi was negative RUB 1,712 million in Q1 2018. The increase in Adjusted EBITDA loss was driven by the addition of the acquired Uber business on February 7, 2018, as well as our investments in our Food Delivery business.

Interest income    in Q1 2018 was RUB 708 million, flat compared with RUB 709 million in Q1 2017.

Interest expense in Q1 2018 was RUB 221 million, slightly down from RUB 228 million in Q1 2017.

Foreign exchange loss in Q1 2018 was RUB 482 million, compared with a foreign exchange loss of RUB 2,205 million in Q1 2017. This loss reflects the appreciation of the Russian ruble during Q1 2018 from RUB 57.6002 to $1.00 on December 31, 2017, to RUB 57.2649 to $1.00 on March 31, 2018. Yandex's Russian operating subsidiaries' functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within the Other loss, net line in the condensed consolidated statements of income. Although the U.S. dollar value of Yandex's U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in a downward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q1 2018.

Income tax expense for Q1 2018 was RUB 1,395 million, up from RUB 782 million in Q1 2017. Our effective tax rate of 43.0% in Q1 2018 was lower than in Q1 2017, primarily due to the effects of certain tax provisions recognized in Q1 2017 related to the results of prior years' tax audits. Adjusted for the similar tax effects, SBC expense and also for deferred tax asset valuation allowances provided on operations of our newly acquired Uber and Foodfox businesses, our effective tax rate for Q1 2018 was 23.5%, compared with 23.8% for Q1 2017.

Net income was RUB 1.9 billion ($32.3 million) in Q1 2018, up 126% compared with Q1 2017, mainly due to higher foreign exchange loss in Q1 2017 compared with Q1 2018.

Adjusted net income in Q1 2018 was RUB 4.0 billion ($70.0 million), an 7% increase from Q1 2017.

Adjusted net income margin was 15.1% in Q1 2018, compared with 18.2% in Q1 2017.

As of March 31, 2018, Yandex had cash, cash equivalents and term deposits of RUB 95.2 billion ($1,662.2 million), including cash, cash equivalents and term deposits of Yandex.Taxi in total amount of 26.2 billion ($457.5 million).

Net cash flow provided by operating activities for Q1 2018 was RUB 5.2 billion ($90.6 million) and capital expenditures were RUB 1.2 billion ($20.2 million).

During Q1 2018 there were no repurchases of convertible debt notes. -

Redeemable noncontrolling interests presented in our condensed consolidated balance sheets relate to the equity incentive arrangements we have made available to the senior employees of the Taxi, Classifieds and E-commerce segments, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitle them to economic interests in the respective business unit subsidiaries.

The total number of shares issued and outstanding as of March 31, 2018 was 327,690,428 including 289,805,769 Class A shares, 37,884,658 Class B shares, and one Priority share and excluding 2,625,886 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. All such Class C shares will be cancelled.

There were also employee share options outstanding to purchase up to an additional 3.4 million shares, at a weighted average exercise price of $31.37 per share, 0.8 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.2 million shares, at a weighted average measurement price of $32.18, all of which, excluding SARs for approximately 1,000 shares, were fully vested; and restricted share units (RSUs) covering 13.0 million shares, of which RSUs to acquire 4.3 million shares were fully vested. Equity awards in respect of business unit subsidiaries are described under Redeemable noncontrolling interests above.

Financial outlook

Based on our recent performance, we currently expect our consolidated ruble-based revenue to grow in the range of 28% to 32% for the full year 2018 compared with 2017.

We announced our proposed E-commerce joint venture in December 2017; upon closing of that transaction, which we expect will occur in Q2 2018, we will stop including the full results of that business in our consolidated financial statements.  We believe that the impact of the potential deconsolidation of our E-commerce business on our consolidated revenues growth rates will not be material and therefore will not affect our consolidated ruble-based revenue guidance.

Based on the recent performance of Search and Portal, we now expect our Search and Portal ruble-based revenue growth to be in the range of 19% to 21% in the full year 2018 compared with 2017.

This outlook reflects our current view, based on the trends that we see at this time, and may change in light of market and economic developments in the business sectors and jurisdictions in which we operate.

Conference Call Information

Yandex’s management will hold an earnings conference call on April 25, 2018 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 646 828 8143

UK/International: +44 (0) 330 336 9411

Russia: 8 800 500 9283

Passcode: 3020878

A replay of the call will be available until May 2, 2018. To access the replay, please dial:

US: +1 719 457 0820

UK/International: +44 (0) 207 660 0134

Russia: 810 800 2702 1012

Passcode: 3020878

A live and archived webcast of this conference call will be available at

https://edge.media-server.com/m6/p/6stvs5wd

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 18 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full year 2018. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions «Risk Factors» and «Operating and Financial Review and Prospects» in our Annual Report on Form 20-F for the year ended December 31, 2017, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of April 25, 2018, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned «Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures», included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
•

Adjusted EBITDA means U.S. GAAP net income plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with certain business combinations, (4) interest expense, (5) other loss, net,  and (6) provision for income taxes, less interest income

•	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
•	Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues
•

Adjusted net income means U.S. GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with certain business combinations, (3) foreign exchange losses adjusted for reduction in income tax attributable to foreign exchange losses, (4) losses from repurchases of our convertible notes adjusted for the related decrease in income tax and (5) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax

•	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
•	Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014.We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Gains and losses from repurchases of convertible debt

Adjusted net income is also adjusted for a loss from the repurchase of $8.0 million in principal of our 1.125% convertible senior notes due 2018 for approximately $7.7 million that we recorded in Q1 2017. We have eliminated this loss from adjusted net income as it is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	March 31,	March 31,
	2017*	2018	2018
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	42,662	46,443	811.0
Term deposits	23,040	44,667	780.0
Accounts receivable, net	9,746	10,303	179.9
Prepaid expenses	1,269	1,633	28.6
Other current assets	4,039	3,533	61.7
Total current assets	80,756	106,579	1,861.2

Property and equipment, net	21,171	24,180	422.2
Intangible assets, net	5,023	12,184	212.8
Goodwill	9,328	51,471	898.8
Long-term prepaid expenses	1,788	1,576	27.5
Term deposits, non-current	5,005	4,077	71.2
Investments in non-marketable equity securities	2,001	6,568	114.7
Deferred tax assets	2,171	2,451	42.8
Other non-current assets	3,301	3,819	66.7
TOTAL ASSETS	130,544	212,905	3,717.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	11,111	16,837	294.0
Taxes payable	4,213	3,103	54.2
Deferred revenue	2,464	2,191	38.3
Convertible debt	17,834	17,903	312.6
Total current liabilities	35,622	40,034	699.1
Deferred tax liabilities	959	1,970	34.4
Other accrued liabilities	1,316	576	10.1
Total liabilities	37,897	42,580	743.6

Commitments and contingencies
Redeemable noncontrolling interests	9,821	6,014	105.0
Shareholders’ equity:
Priority share: €1.00 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 46,997,887 and Class C: 46,997,887); shares issued (Class A: 289,364,467 and 292,431,655, Class B: 40,692,286 and 37,884,658, and Class C: 4,166,448 and 6,974,076, respectively); shares outstanding (Class A: 285,612,556 and 289,805,769, Class B: 40,692,286 and 37,884,658, and Class C: nil)	271	264	4.6
Treasury shares at cost (Class A: 3,751,911 and 2,625,886, respectively)	(3,814)	(2,516)	(43.9)
Additional paid-in capital	16,469	67,218	1,173.8
Accumulated other comprehensive income	1,864	2,480	43.3
Retained earnings	68,036	74,169	1,295.2
Total equity attributable to Yandex N.V.	82,826	141,615	2,473.0
Noncontrolling interests	-	22,696	396.3
Total shareholders’ equity	82,826	164,311	2,869.3
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	130,544	212,905	3,717.9

* Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended March 31,
	2017	2018	2018
	RUB	RUB	$

Revenues	20,652	26,573	464.0
Operating costs and expenses:
Cost of revenues(1)	5,348	6,712	117.2
Product development(1)	4,518	5,803	101.3
Sales, general and administrative(1)	4,948	8,009	139.9
Depreciation and amortization	2,463	2,890	50.5
Total operating costs and expenses	17,277	23,414	408.9
Income from operations	3,375	3,159	55.1
Interest income	709	708	12.4
Interest expense	(228)	(221)	(3.9)
Other loss, net	(2,255)	(400)	(6.9)
Net income before income taxes	1,601	3,246	56.7
Provision for income taxes	782	1,395	24.4
Net income	819	1,851	32.3
Net loss attributable to noncontrolling interests	16	529	9.3
Net income attributable to Yandex N.V.	835	2,380	41.6
Net income per Class A and Class B share:
Basic	2.58	7.28	0.13
Diluted	2.54	7.10	0.12
Weighted average number of Class A and Class B shares outstanding
Basic	323,245,441	327,066,686	327,066,686
Diluted	328,457,556	335,239,879	335,239,879

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:
(2)
(3)
(4)
(5)
(6)
(7)

Cost of revenues	42	36	0.6
Product development	576	1,146	20.0
Sales, general and administrative	340	451	7.9

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended March 31,
	2017	2018	2018
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	819	1,851	32.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,965	2,352	41.1
Amortization of intangible assets	498	538	9.4
Amortization of debt discount and issuance costs	173	170	3.0
Share-based compensation expense	958	1,633	28.5
Deferred income taxes	17	(711)	(12.4)
Foreign exchange losses	2,205	482	8.4
Losses from repurchases of convertible debt	3	-	-
Other	77	(150)	(2.6)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	144	(405)	(7.1)
Prepaid expenses and other assets	(927)	(378)	(6.6)
Accounts payable and accrued liabilities	(48)	65	1.1
Deferred revenue	(140)	(260)	(4.5)
Net cash provided by operating activities	5,744	5,187	90.6
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(3,865)	(1,156)	(20.2)
Proceeds from sale of property and equipment	6	17	0.3
Acquisitions of businesses, net of cash acquired	-	20,763	362.6
Investments in non-marketable equity securities	(34)	(101)	(1.8)
Proceeds from sale of equity securities	216	-	-
Investments in term deposits	(40,258)	(44,639)	(779.5)
Maturities of term deposits	31,438	23,652	413.0
Loans repaid/(granted)	2	(141)	(2.4)
Net cash used in investing activities	(12,495)	(1,605)	(28.0)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	91	52	0.9
Repurchases of convertible debt	(448)	-	-
Payment for contingent consideration	(195)	(485)	(8.5)
Other financing activities	73	(19)	(0.3)
Net cash used in financing activities	(479)	(452)	(7.9)
Effect of exchange rate changes on cash and cash balances	(1,056)	251	4.4
Net change in cash and cash balances	(8,286)	3,381	59.1
Cash and cash balances at beginning of period	28,810	43,231	754.9
Cash and cash balances at end of period	20,524	46,612	814.0

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	28,232	42,662	745.0
Restricted cash, beginning of period	578	569	9.9
Cash and cash balances, beginning of period	28,810	43,231	754.9

Cash and cash equivalents, end of period	19,983	46,443	811.0
Restricted cash, end of period	541	169	3.0
Cash and cash balances, end of period	20,524	46,612	814.0

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended March 31,
	2017	2018	Change
Total revenues	20,652	26,573	29%
Less: traffic acquisition costs (TAC)	3,935	4,317	10%
Ex-TAC revenues	16,717	22,256	33%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended March 31,
	2017	2018	Change
Net income	819	1,851	126%
Add: depreciation and amortization	2,463	2,890	17%
Add: share-based compensation expense	958	1,633	70%
Add: compensation expense related to contingent consideration	78	22	-72%
Less: interest income	(709)	(708)	0%
Add: interest expense	228	221	-3%
Add: other loss, net	2,255	400	-82%
Add: provision for income taxes	782	1,395	78%
Adjusted EBITDA	6,874	7,704	12%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended March 31,
	2017	2018	Change
Net income	819	1,851	126%
Add: SBC expense	958	1,633	70%
Less: reduction in income tax attributable to SBC expense	(12)	(20)	67%
Add: compensation expense related to contingent consideration	78	22	-72%
Add: foreign exchange losses	2,205	482	-78%
Less: reduction in income tax attributable to foreign exchange losses	(431)	(86)	-80%
Add: losses from repuchases of convertible debt	3	-	n/m
Less: decrease in income tax attributable to losses from repuchases of convertible debt	(1)	-	n/m
Add: amortization of debt discount	173	170	-2%
Less: reduction in income tax attributable to amortization of debt discount	(43)	(43)	0%
Adjusted net income	3,749	4,009	7%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended March 31, 2018	1,851	7.0%	5,853	7,704	29.0%	34.6%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, interest income, interest expense,  other loss, net and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.
(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended March 31, 2018	1,851	7.0%	2,158	4,009	15.1%	18.0%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange losses as adjusted for the reduction in income tax attributable to the losses, losses from repurchases of convertible debt (as adjusted for the related decrease in income tax), amortization of debt discount (as adjusted for the related reduction in income tax). For a reconciliation of adjusted net income to net income, please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.
(4)	Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

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